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For investor information
Motti Gadish
Retalix Ltd.
+972-9-776-6677
investors@retalix.com


              Retalix Comments on FIMI's Purchase of Retalix Stock


     Ra'anana, Israel; February 12, 2008 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of software solutions for retailers and distributors, commented today on reports about the purchase of Retalix shares by FIMI.

     On Monday, FIMI, an Israeli private equity fund, filed a report with the SEC, annoucing that it has purchased 11.7% of the ordinary shares of Retalix.

     FIMI and affiliated entities reported that they have acquired their position in Retalix in the belief that they will be able to contribute to the Company's performance and assist management in achieving profitability levels that are compatible with industry standards. FIMI also reported that it will seek to have conversations with members of the Company's management to discuss ideas that management and FIMI may have to enhance shareholder value.

     Barry Shaked, Chairman and CEO of Retalix, said: "FIMI and I share the same view of the opportunities that lay ahead for Retalix. We both believe in the strength of the solutions that Retalix offers the market and that there are strong opportunities to continue to grow the Company and increase shareholder value. We appreciate the interest and trust that FIMI is showing in Retalix and its desire to contribute to the Company's future."


     About Retalix

     Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. For example, the statements regarding the opportunities ahead, strength of Retalix's solutions and continued growth all involve forward looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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